Filed by salesforce.com, inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: December 3, 2020

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

[The following excerpt is from the Dreamforce to You 2020 Opening Keynote on December 2, 2020]

DF2U 2020 – Transcript

V/O:	For nearly 20 years, Salesforce has hosted the largest technology conference in the world, but this year, that isn’t possible. Instead of everyone coming to Dreamforce, Dreamforce 2020 is coming to you. Re-imagining everything with content, experts and inspiration personalized for your company, the world’s largest tech conference, right in your own backyard.

Marc Benioff:	And now we have one more surprise. We’re making our platform even stronger. You may have seen the news already. It’s pretty exciting. We’ve always had the vision of the social enterprise at Salesforce. Oh, that’s been for more than a decade. Oh, we’ve had Dreamforces entirely dedicated to the vision of what a collaborative interface, a high productive interface with applications and an ecosystem would look like wrapped on top of our Customer 360. We thought about it for years. And right there, actually the building right next door to Salesforce Park. Guess what?

Marc Benioff:	There’s an amazing company right there that has been executing the vision of the social enterprise, a vision of a truly collaborative product, a social product. It’s incredible. I want to tell you that now we have brought Slack into the Customer 360, so it can provide a comprehensive interface to all of our services. It’s amazing. It’s an amazing vision.

Marc Benioff:	Now look, it’s not my vision. I want to introduce you to a couple of people who have had this vision and they’re going to explain it to you. So first of all, let me introduce you to an incredible entrepreneur, an incredible CEO. The founder of Slack, Stewart Butterfield. Stewart, come on out here.

Stewart Butterfield:	All right.

Marc Benioff:	Welcome.

Stewart Butterfield:	Thank you.

Marc Benioff:	Great to see you. I wish I could give you a hug, but we’re staying six feet apart.

Stewart Butterfield:	10 feet, easy. That’s good, because then you can’t see how much shorter I am.

Marc Benioff:	Congratulations, Stewart. We’re so excited and we couldn’t be more thrilled to have Slack part of Salesforce. Can you just tell us, you and Bret Taylor, our COO have come up with this magical vision of the future. It’s inspired me. It’s inspired so many other people. Can you tell us what do you see going forward?

Stewart Butterfield:	Sure. That’s the perfect setup. We see this spectrum and I think everyone listening to this, if you think about what’s happening inside your companies, at one end of the spectrum, you have these systems, automated processes, machines talking to machines, a customer makes an order and your inventory is updated. Someone submits a ticket, and that goes into the queue for response.

Stewart Butterfield:	One step up from that. You have these applications. Wonderful applications like Slack, Sales Cloud, Marketing Cloud, Service Cloud, this whole layer that you interact with. Above that, there’s the conversations. The social part, the messy, decision-making, the arguments, but that’s where the action happens. And you, Salesforce you guys invented the cloud and you’ve done an incredible job I think over the last 20 years of pulling all of these pieces together, making those applications and those systems of records incredibly tight and Slack has done a great job in taking that conversational level. The context, the decision-making and bringing it to the applications. You put those all together and you really have the opportunity for end to end digital transformation. And that’s, what’s really exciting.

Marc Benioff:	Well, I’ll tell you Stewart. I have to be honest. I’ve been in my home all year and this is my first time I basically been out of my home and let me tell you what’s on my desktop. I got Salesforce, my Sales Cloud, my Service Cloud. I’ve got Tableau analytics. I’m using Zoom to do my video conferencing and my meetings with my customers and employees all over the world. And I have Slack. All three of these interacting and engaging with each other. Is that your vision of how the future looks? Are we going to be selling, servicing, marketing? Are we going to be working from anywhere?

Stewart Butterfield:	Absolutely, working from everywhere. I feel like this now, this moment is one that we will remember a couple of decades from now. I think this is like the IBM AS370, and this is like VisiCalc [inaudible 00:35:30], the Apple II it’s like Windows 95 launch. It’s like the invention of the cloud. It’s like the invention of these things, because I think this is a pivotal moment and the opportunity to really transform the way that we work, so that we’re not as reliant on the physical office. That we can have a digital HQ.

Marc Benioff:	Well, we couldn’t be more excited to have Slack as part of Salesforce. And I know your tremendous vision of how that all integrates together, and also, let’s introduce Bret Taylor who’s really been your partner in creating this. So, Bret come on out and Congratulations as well.

Bret Taylor:	Thank you. Thank you, Stewart. It’s so exciting to see you. So exciting to welcome you to the Salesforce family. Marc, is this crazy? We’re outside in a winter wonderland in Salesforce Park. Is this how you pictured Dreamforce this year?

Marc Benioff:	Happy holidays, Bret.

Bret Taylor:	Happy holidays to you too, Marc. This is a crazy year. You know, what’s so cool about that conversation with Stewart, there could not be a more relevant tool this year. Everyone. From interacting with each other, to interacting with your partners, to your customers, everything is going through tools like Slack. Everything has gone digital overnight. I mean, I could not think of a more relevant way to make Customer 360 successful for our customers.

Marc Benioff:	Well, you created an amazing new product this year www.work.com, it helped us really go after contact tracing and vaccine management. I’m sure you’re going to talk about that. It’s amazing. Then you came up with a new product Salesforce Anywhere, so that we could sell, service, market, do all of our work from anywhere. Then all of a sudden you came to me with, “Stewart,” and you said, “Now look at what this looks like when you add Slack. And it’s amazing.” So just give us a moment, where are we going into the future?

Bret Taylor:	Well, Marc, I think we are in an all digital, work anywhere world. People come to Dreamforce because they want to know what does the future hold and how can we help shape it? Mark, I think we’re living in the future right now. Doctor’s offices have moved to telemedicine. I just did a curbside flu shot the other day. I think doing business over Zoom, or employees being distributed all around the world, consumer goods companies going direct to consumer via custom apps. We’re not going back. The stuff we saw in Cyber Week last week, that’s an indicator of the future. I think that when I look at what does it mean to grow in this new normal it’s Slack plus the Customer 360?

Bret Taylor:	Now for you developers out there, this is the most remarkable thing. It is 100% backwards compatible. Your apps will work with no changes. You can benefit from all of this automatically. Now you’re going to see these amazing customer stories and they are all enabled by this amazing new platform. It all starts with a single source of truth. This is the foundation of our platform. We are relaunching a new B2C scale data warehouse that is going to enable every single market around the world, create segments and truly create a single source of truth for marketers.

Bret Taylor:	And on top of that single source of truth, we have Einstein. This is our incredible point and click [inaudible 00:20:07]. This is now powering over 80 billion predictions per day. You probably experienced it last week, if you did an e-commerce. It’s personalizing webpages. It’s helping salespeople prioritize their leads. This is the power of the Customer 360. And on top of Einstein, we enable you to create these incredible experiences to really meet your needs customers, where they are. Whether it’s a custom app, a website, a channel on Slack Connect, or you’re creating a chat bot.

Bret Taylor:	You’re going to hear so many amazing stories of what our customers are doing with this platform. And honestly, Marc, the thing I’m so excited about is how much more powerful it is now with Hyperforce. Over 2.5 million terabytes of data strong, helping all of you be successful. With that Mark, I’m going to pass it back to you to tell us a little bit more about these customer stories.

Marc Benioff:	Bret, amazing. Hyperforce. What a surprise. I can’t believe it. Great job. I’m so excited. You know, we’re in an amazing new world. We’re in an all digital world. As you just saw this, isn’t the Dreamforce we wanted. The Dreamforce we want is with all of you, here with us in San Francisco. We want to be celebrating and uniting and coming together and inspiring each other and giving back, but we’re doing it today digitally. This is our new world. We’re doing everything from anywhere. That’s why this Slack opportunity is so important. Because when we combine our customer 360 platform and Hyperforce and everything that Bret just announced. Wow, with Slack. Takes everything to another level, Gives us the ability to operate our companies-

Marc Benioff:	Thank you, Governor. Today, we’re talking about the future. We’re talking about the future, but we know we’re in the present moment. We also know the past has gone. The past is gone. It’s not coming back, we know that. All that world that we were in, whoa, we’re creating a new world. We’re creating new Salesforce. We’re creating new platform. We’ve even acquired a company, Slack. Because we realize we need to position and create an opportunity for you, our trailblazers for the future. And now I’m going to give you that vision and an incredible vision led by one of our most amazing executives, our executive vice president and general manager of platform Trailhead and app exchange. We all know her. We all love her. Sarah Franklin. Sarah, can you tell us a little bit about the future?

Sarah Franklin:	Here are city zoning records from a homegrown system, fire department, connections from an on-premise system, and municipal transport maps from an external system. And Einstein Automate has the new flow orchestrator to drive a complex series of processes, from space planning to safety checks, even invoking our new Salesforce functions to generate PDFs and use our platform services to send them via email. Now pay attention as Einstein Automate is also anywhere you work. That could be in Teams or Google Chat, or of course in Slack. Wherever you are working, you’re one slash command away from the power of Einstein Automate. And here in Slack, it’s easy for the permit officer to confirm information, add notes, collaborate, and notify the construction officer of their next step in the process. Einstein Automate has orchestrated everything in the background, bringing automation, integration, and intelligence to the employee experience. Okay, let’s fast forward. Ozzie’s permit is approved and Einstein Automate is smart.

Marc Benioff:	Wow, Sarah, that was amazing and beyond my possible expectation. Incredible what the vision is that you have for the platform. And when you look at everything that you’ve done and augment that the vision of Slack it’s beyond our wildest dreams. That idea of intelligence, that idea of the next generation of Salesforce’s platform, that is going to enable every trailblazer to create the future.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.